Exhibit 99.8

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MorphoSys @MorphoSys · 2h

Earlier today, MorphoSys announced the acquisition of Constellation Pharmaceuticals. MorphoSys' clinical and commercial expertise will help bring @CPI_epigenetics novel therapies to patients as we advance our mission in the fight against cancer.



morphosys
"This transformational acquisition represents a major step forward for MorphoSys as we bolster our position in hematology-oncology."
—JEAN-PAUL KRESS, M.D., CEO MORPHOSYS

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MorphoSys @MorphoSys · 6h

We are excited to partner with Royalty Pharma, a strong partner for years to come. Royalty Pharma will enable us to fund our growth and – with the addition of @CPI_epigenetics innovative pipeline – bring high-potential new cancer therapies to patients.

MorphoSys + Constellation Pharmaceuticals - Homepage
morphosys-constellation-royaltypharma.com

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Pinnes Tweet MorphoSys @MorphoSys 6h MorphoSys has announced an exciting agreement to acquire @CPI_epigenetics, bolstering our position in hematology-oncology and expanding our pipeline into solid tumors. We also entered into a long-term strategic funding partnership with Royalty Pharma, supporting our growth. Breaking News MorphoSys to Acquire Constellation Pharmaceuticals

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MorphoSys
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7h

MorphoSys has announced an exciting agreement to acquire Constellation Pharmaceuticals, a clinical-stage biopharmaceutical company focused on addressing serious unmet medical needs in patients with various forms of cancer. This transformational acquisition represents a major step forward for MorphoSys as we bolster our position in hematology-oncology and expand into solid tumors. We look forward to welcoming the Constellation team to MorphoSys and joining forces to further advance our mission in the fight against cancer.

In addition, we announced that we have entered into a long-term strategic funding partnership with Royalty Pharma, which has played a key role in the transformation and growth of numerous biotech companies.

The addition of Constellation accelerates MorphoSys' strategy to grow through proprietary drug development and commercialization, and in Royalty Pharma we will have a strong partner to support our growth for years to come.

Learn more here: https://lnkd.in/ddeX98w


Breaking News
MorphoSys to Acquire
Constellation Pharmaceuticals
morphosys

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